UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. )*


                               SimPlayer.com Ltd.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                       Ordinary Shares, NIS 0.01 Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    M8411K107
                     ---------------------------------------
                                 (CUSIP Number)

           Howard S. Rosenblum, Esq., Testa, Hurwitz & Thibeault, LLP
                125 High Street, Boston, MA 02110 (617) 248-7000
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                 March 28, 2000
                     ---------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [_]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M8411K107                                          PAGE 2 OF 9 PAGES
-------------------                                          -------------------
------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Yoel Givol
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_]
                                                                 (b) [_]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        PF, AF, SC
------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                           [_]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Israel
------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                289,173 Shares
        NUMBER OF         ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                3,287,348 Shares
          EACH            ----- ------------------------------------------------
        REPORTING          9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  289,173 Shares
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                3,287,348 Shares
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,576,521 Shares
------- ------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                           [_]

------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        37.0%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
------- ------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M8411K107                                          PAGE 3 OF 9 PAGES
-------------------                                          -------------------
------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Sharona Givol
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_]
                                                                 (b) [_]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        PF, AF
------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                           [_]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Israel
------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                10,000 Shares
        NUMBER OF         ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                3,566,521 Shares
          EACH            ----- ------------------------------------------------
        REPORTING          9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  10,000 Shares
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                3,566,521 Shares
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,576,521 Shares
------- ------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                           [_]

------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        37.0%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
------- ------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M8411K107                                          PAGE 4 OF 9 PAGES
-------------------                                          -------------------
------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Gal Givol
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_]
                                                                 (b) [_]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        PF, AF
------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                           [_]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Israel
------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                9,429 Shares
        NUMBER OF         ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                3,567,092 Shares
          EACH            ----- ------------------------------------------------
        REPORTING          9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  9,429 Shares
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                3,567,092 Shares
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,576,521 Shares
------- ------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                           [_]

------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        37.0%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
------- ------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M8411K107                                          PAGE 5 OF 9 PAGES
-------------------                                          -------------------
------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Yotam Givol
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_]
                                                                 (b) [_]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        PF, AF
------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                           [_]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Israel
------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                0 Shares
        NUMBER OF         ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                3,576,521 Shares
          EACH            ----- ------------------------------------------------
        REPORTING          9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  0 Shares
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                3,576,521 Shares
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,576,521 Shares
------- ------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                           [_]

------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        37.0%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        IN
------- ------------------------------------------------------------------------

                                  SCHEDULE 13D
-------------------                                          -------------------
CUSIP NO. M8411K107                                          PAGE 6 OF 9 PAGES
-------------------                                          -------------------
------- ------------------------------------------------------------------------
  1     NAMES OF REPORTING PERSONS.
        I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY).

        Givol and Associates L.P.
------- ------------------------------------------------------------------------
  2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                 (a) [_]
                                                                 (b) [_]
------- ------------------------------------------------------------------------
  3     SEC USE ONLY


------- ------------------------------------------------------------------------
  4     SOURCE OF FUNDS (SEE INSTRUCTIONS)

        PF, AF
------- ------------------------------------------------------------------------
  5     CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                           [_]

------- ------------------------------------------------------------------------
  6     CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
------- ------------------------------------------------------------------------
                           7    SOLE VOTING POWER

                                880,000 Shares
        NUMBER OF         ----- ------------------------------------------------
         SHARES            8    SHARED VOTING POWER
      BENEFICIALLY
        OWNED BY                2,696,521 Shares
          EACH            ----- ------------------------------------------------
        REPORTING          9    SOLE DISPOSITIVE POWER
         PERSON
          WITH                  880,000 Shares
                          ----- ------------------------------------------------
                           10   SHARED DISPOSITIVE POWER

                                2,696,521 Shares
------- ------------------------------------------------------------------------
   11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        3,576,521 Shares
------- ------------------------------------------------------------------------
   12   CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
        (SEE INSTRUCTIONS)                                           [_]

------- ------------------------------------------------------------------------
   13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

        37.0%
------- ------------------------------------------------------------------------
   14   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

        PN
------- ------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER:
         --------------------

         This statement relates to the Ordinary Shares, NIS 0.01 Par Value ("Ordinary Shares"), of SimPlayer.com, a company organized under the laws of Israel (the "Issuer"). The address of the Issuer's principal executive offices is 2 Mohaliver Street, Yehood, Israel, 56207.

ITEM 2.  IDENTITY AND BACKGROUND:
         ------------------------

         (a) This statement is being filed by Yoel Givol ("Yoel"), Sharona Givol ("Sharona"), Gal Givol ("Gal"), Yotam Givol ("Yotam") and Givol and Associates L.P. ("Associates") (individually, a "Reporting Person" and collectively the "Reporting Persons").

         (b) The principal business address of Yoel and Associates is 91 Montvale Avenue, Stoneham, MA, 02180. The principal residence of Sharona and Yotam is 85 Somerset Road, Brookline, MA 02445. The principal residence of Gal is Ein Zivan Golan Heights Israel 12426.

         (c) The principal business of Yoel is the President and Chief Executive Officer of the Issuer. The principal business of Sharona is teacher, Temple Sinai, 50 Sewall Avenue, Brookline MA 02446. The principal businesses of Yotam and Gal are as students. The principal business address of Associates is make, hold and manage investments.

         (d) Each reporting Person represents, severally and not jointly, that such Reporting Person has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         (e) Each Reporting Person represents, severally and not jointly that such Report Person has not, during the last five years been a party to a civil proceeding of a judicial or administrative body or competent jurisdiction and as a result of such proceeding was or is subject to a judgement, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State Securities laws or finding any violations with respect to such laws.

         (f) Yoel, Sharona, Gal and Yotam are citizens of Israel. Associates is a Delaware Limited Partnership.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION:
         --------------------------------------------------

         Each of the Reporting Persons has accumulated his, her or its shares through the Issuer's issuance of options and other securities, as well as through purchases in the open market. Except with respect to Ordinary Shares held by EVISIONLLC.COM, LLC ("E-Vision"), no part of the purchase price was represented by funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting the securities.

ITEM 4.  PURPOSE OF TRANSACTION:
         -----------------------

         The Reporting Persons acquired the Issuer's securities for investment purposes. Depending on market conditions, their continuing evaluation of the business and prospects of the Issuer and other factors, the Reporting Persons may dispose of or acquire additional securities of the Issuer.


ITEM 5.  INTEREST IN THE SECURITIES OF THE ISSUER:
         -----------------------------------------

         (a) Yoel is the record owner of 289,173 Ordinary Shares. Sharona, Yoel's wife, is the record owner of 10,000 Ordinary Shares. Gal, Yoel's daughter, is the record owner of 9,429 Ordinary Shares. Yotam, Yoel's son, is the record owner of no Ordinary Shares. Associates is the record owner of 880,000 Ordinary Shares. E-Vision is the record owner of 2,387,919 Ordinary Shares. Each of the Reporting Persons may be deemed to beneficially own 3,576,521 Ordinary Shares, which consist entirely of shares held by all of the Reporting Persons and shares held by E-Vision. As a result, each Reporting Person may be deemed to beneficially own 37.0% of the outstanding Ordinary Shares, which percentage is calculated based upon 9,676,824 shares outstanding as of April 10, 2000. Each Reporting Person disclaims beneficial ownership of shares not registered in his, her or its name.

         (b)      Number of Shares as to which such person has:

                  (i) Sole power to vote or direct the vote: See Item 7 on the cover page of this Schedule 13D for each of the Reporting Persons.

                  (ii) Shared power to vote or direct the vote: See Item 8 on the cover page of this Schedule 13D for each of the Reporting Persons.

                  (iii)    Sole power to dispose or to direct the disposition:
                           See Item 9 on the cover page of this Schedule 13D for each of the Reporting Persons.

                  (iv)     Shared power to dispose or to direct the disposition:
                           See Item 10 on the cover page of this Schedule 13D for each of the Reporting Persons.

         (c) Pursuant to a share purchase agreement dated September 21, 1999 (the "Purchase Agreement") among E-Vision, as purchaser, and Advent International Group, Discount Investment Lt., Gemini Israel Fund, the Unicycle Trading Company, Atid Limited Partnership, Trinet Venture Capital Ltd, Manakin Investments B.V., Charles Banov, Yadin Kaufmann and Compton Ltd., as sellers, E-Vision sold an aggregate of 838,999 shares to certain persons pursuant to the exercise by such persons of options to purchase such shares.

         (d) Except as disclosed herein, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the Ordinary Shares beneficially owned by each of the Reporting Persons.

         (e)      Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER:
         ---------------------------------------------------------------------

         A share purchase agreement was signed on September 21, 1999 among E-Vision, as purchaser, and Advent International Group, Discount Investment Lt., Gemini Israel Fund, the Unicycle Trading Company, Atid Limited Partnership, Trinet Venture Capital Ltd, Manakin Investments B.V., Charles Banov, Yadin Kaufmann and Compton Ltd., as sellers, in which the sellers agreed to sell to purchaser an aggregate of 3,226,918 Ordinary Shares.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS:
         ---------------------------------

         EXHIBIT 1: Agreement Pursuant to Rule 13d-1(k).

         EXHIBIT 2: Purchase Agreement Dated September 21, 1999.

                                  SCHEDULE 13D


                                    SIGNATURE
                                    ---------

         After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Dated:   April 10, 2000

                                                 /s/ Yoel Givol
                                                 ------------------
                                                 Yoel Givol


                                                 /s/ Sharona Givol
                                                 ------------------
                                                 Sharona Givol


                                                 /s/ Gal Givol
                                                 ------------------
                                                 Gal Givol


                                                 /s/ Yotam Givol
                                                 ------------------
                                                 Yotam Givol


                                                 /s/ Givol and Associates L.P.
                                                 -----------------------------
                                                 Givol and Associates L.P.


                                                 By: /s/ Yoel Givol
                                                     ------------------


                                                 Its: General Partner
                                                      ------------------



                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears above hereby constitutes and appoints Yoel Givol with full power to act without the other, his true and lawful attorney-in-fact, with full power of substitution, to sign any and all amendments to this Schedule 13D, and generally to do all things in each such person's name and on each such person's behalf in such capacities to enable each such person to comply with the provisions of the Securities and Exchange Act of 1934 and all requirements of the Securities and Exchange Commission.